

August 5, 2013

Via E-mail
Ms. Gretchen R. Haggerty
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

> **Re: United States Steel Corporation**
> **Form 10-K**
> **Filed February 15, 2013**
> **File No. 1-16811**

Dear Ms. Haggerty:

We have reviewed your response dated July 19, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2013

Management's Discussion and Analysis, page 28

1. We note from the Outlook on page 40 that you project shipments to "decrease significantly due to a blast furnace outage at our Great Lakes Works and the Lake Erie Works labor dispute." We note from the opening comments of your second quarter earnings release filed on Form 8-K on July 30, 2013, that your operating results have already been significantly affected by the ongoing lockout at the Lake Erie Works. However, it does not appear that your disclosure herein addresses these two material items. Please tell us and revise future filings as appropriate to disclose the facts and circumstances regarding each matter, including the timing of the applicable specific events, and quantify the impact that the outage and the lockout have had and/or are reasonably expected to have on your financial condition, results of operations and liquidity.

2. We also note from the opening comments of your second quarter earnings release the "deceleration in global economic growth during the quarter." Please revise future filings to provide a more detailed discussion of the macroeconomic factors that have currently had a material adverse impact on your financial results, providing quantitative analysis where appropriate. Management's discussion and analysis should provide the reader with an understanding of the challenges currently facing the global steel industry, the impact on your operations, your strengths and vulnerabilities, and your expectations for potential future effects to your operations and liquidity, as seen through the eyes of management.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief